

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via Email
Robert E. Dye, Jr.
Senior Vice President and Chief Financial Officer
Peoples Bancorporation, Inc.
1818 East Main Street
Easley, SC 29640

> **Re:** **Peoples Bancorporation, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 12, 2011**
> **File No. 000-20616**

Dear Mr. Dye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Types of Loans, page 9

1. To help an investor better understand the types of loans you offer and the related underwriting standards you adhere to, please tell us and expand your disclosure in future filings (by portfolio segment or class) to discuss key standards you follow, such as, minimum loan-to-value ratios (LTVs) as well as other credit documentation requirements.

Non-Performing Loans and Real Estate Acquired in Settlement of Loans, page 11

2. We note that 90.8% of your non-accruing loans were secured by real estate at December

31, 2010. Please tell us and expand future filings to disclose how often you obtain updated appraisals for your collateral dependent loans and describe any adjustments, if any, you make to appraised value including those made as a result of outdated appraisals. Also, describe how you consider the potential for outdated appraisals in your determination of the allowance for loan losses.

Impaired Loans, page 12

3. Please expand future filings to present the amount of TDRs for each of the last five years and the interim period with regard to the March 31, 2011 Form 10-Q pursuant to Item III C (1) (c) of Guide III.

Provision and Allowance for Loan Losses, Loan Loss Experience, page 13

4. We note your allowance for loan loss allocation table presented on page 15. Please tell us and expand future filings to present the allocation of the allowance for loan losses for each of the last five years pursuant to Item IV.B of Guide III.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies and Activities

Loans and Interest on Loans, page 57

5. Please tell us and expand future filings to disclose your policy for the treatment of related fees and costs on loans, including the method of amortizing net deferred fees or costs pursuant to ASC 310-10-50-2 (d). Also, disclose the net unamortized fees and costs pursuant to ASC 310-10-50-4.

6. Please tell us and expand the disclosure in future filings to disclose your accounting policy with regard to restructured loans (classified as TDRs), including how and when a restructured loan is determined to be nonaccrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any loan loss allowance has been recorded or any portion of the loan loss has been charged off.

Note 4 – Loans and Allowance for Loan Losses, pages 64

7. Please tell us and expand future filings to provide the disclosures by portfolio segment pursuant to ASC 310-10-50-11B.

8. Please expand the disclosure in future filings to provide your policy for recognizing

interest income on impaired loans by class of financing receivable, including how cash receipts are recorded pursuant to ASC 310-10-50-15 (b). In this regard, we note the disclosure appearing on page 12 under the title of impaired loans. In addition, tell us and expand future filings to disclose the information pursuant to ASC 310-10-50-15 (c) by class of financing receivable.

9. If you have impaired loans measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate please disclose in future filings the amount of interest income that represents the change in present value attributable to the passage of time or disclose that the amount is recognized as bad-debt expense pursuant to ASC 310-10-50-19.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Management's Discussion and Analysis, page 19

10. Please tell us and expand future filings regarding the formal agreements with your financial regulators. In particular, provide a summary of all provisions, current compliance with each provision, management's view of the material impact on future operations of the actions and the potential consequences if there is a failure to comply with the Written Agreements. Make conforming changes to your disclosure in the Regulatory Matters footnote.

11. Tell us about, and revise your disclosure in future filings to describe, all material actions taken or to be taken by Peoples Bancorporation, or its subsidiary banks, to address the requirements of any agreements with your regulators. For confidential or informal agreements, do not disclose the terms of those agreements, instead discuss the actions and affects of the actions taken or to be taken. Revise future filings to discuss management's view of the impact of the actions upon your financial condition and results of operations in the present and future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel